EXHIBIT D-4

RECENT DEVELOPMENTS

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2011 on Form 18-K filed with the SEC on August 17, 2012, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2011, as amended from time to time, the information in this section supersedes and replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2011.

General

Turkey’s economy was impacted by the 2008-2009 global financial crisis but has been recovering from such crisis since the last quarter of 2009. Turkey’s GDP increased by 1.4% in the fourth quarter of 2012 as compared to the same respective quarter of 2011. Turkey’s GDP increased by 2.2% in 2012, as compared to 2011. See “Recent Developments — Key Economic Indicators”.

From April 5, 2012 to April 5, 2013, the Istanbul Stock Exchange National 100 Index increased by 31.39%.

As of April 2, 2013, approximately 191,993 Syrian refugees are in Turkey. On December 4, 2012, NATO approved the deployment of six Patriot anti-missile batteries on Turkey’s border with Syria, which will be used to protect the Turkish border. The six battery units were operational as of February 15, 2013.

On September 7, 2012, the annual review of Turkey’s economy, referred to as an Article IV consultation, commenced with the visit of an International Monetary Fund (“IMF”) staff mission. The IMF periodically consults with each member state in order to ensure that each member state has in place a sound macroeconomic framework and corresponding policies to promote financial stability, economic growth and free exchange rates. On November 16, 2012, the Executive Board of the International Monetary Fund (IMF) concluded the Article IV consultation with Turkey and on November 20, 2012 the IMF released the Executive Board assessment. The assessment states that growth has become more balanced, as domestic demand and imports decelerated due to tighter monetary and macro-prudential policies implemented in 2011, while exports continue to perform well due to successful diversification towards new markets. The directors noted that the outlook is clouded by external uncertainties, and that Turkey remains vulnerable to shifts in market sentiment, given the country’s large external financing needs. The directors also noted that policy priorities need to remain geared toward a continued unwinding of imbalances and that raising domestic savings and enhancing the economy’s potential are important objectives over the medium term.

On December 6, 2012, the Assembly approved the new Turkish Capital Markets Law (Law No. 6362). Law No. 6362 was published in the Official Gazette on December 30, 2012 (No. 28513) and became effective on the same date. Law No. 6362 provides for punishment for “those who provide untruthful, wrong or misleading information, start rumors, or provide news, commentary, or prepare reports with the intention of influencing prices, values of capital markets instruments or investor decisions.”

On April 3, 2013, the Assembly approved the new Public Finance and Debt Management Law (Law No. 4749). This law is currently under review by the President for approval.

Political Conditions

The Justice and Development Party (the “AKP”) won the latest general elections held on June 12, 2011 with 49.8% of the eligible votes and formed the 61st Government of the Republic. The following table sets forth the composition of the Assembly by total number of seats as of April 8, 2013:

Political Party	Number of Seats
Justice and Development Party (AKP)	327
Republican People’s Party (CHP)	134
Nationalist Action Party (MHP)	52
Peace and Democracy Party (BDP)	29
Independents	6

Source: The Grand National Assembly of Turkey

Key Economic Indicators

The following tables set forth increases or decreases in GDP and GDP by economic sector (at constant prices) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4	Annual
2011	12.4%	9.3%	8.7%	5.3%	8.8%
2012	3.3%	2.9%	1.6%	1.4%	2.2%

GDP by Economic Sector		2011 Q4	2012 Q1	2012 Q2	2012 Q3	2012 Q4
1.	Agriculture, hunting and forestry	8.3	4.3	7.2	15.4	8.6
2.	Fishing	0.5	0.2	0.2	0.1	0.5
3.	Mining and quarrying	0.7	0.6	0.7	0.8	0.7
4.	Manufacturing	24.3	2 6.1	26.0	21.8	24.0
5.	Electricity, gas and water supply	2.5	1.9	2.0	2.0	2.4
6.	Construction	5.9	5.8	5.8	5.4	5.9
7.	Wholesale and retail trade	12.6	13.4	13.4	11.8	12.4
8.	Hotels and Restaurants	1.6	1.4	1.4	2.9	1.7
9.	Transport, storage and communication	14.9	15.4	15.5	14.2	14.7
10.	Financial intermediation	13.2	12.1	11.0	11.4	13.6
11.	Ownership and dwelling	4.5	4.8	4.6	4.2	4.5
12.	Real Estate, renting and business activities	4.2	4.8	3.6	2.8	4.4
13.	Public administration and defense; compulsory social security	3.0	3.1	2.8	2.8	3.1
14.	Education	1.8	2.2	2.0	1.6	1.9
15.	Health and social work	1.1	1.4	1.2	1.1	1.1
16.	Other community, social and personnel service activities	1.5	1.6	1.3	1.2	1.4
17.	Private household with employed persons	0.2	0.2	0.1	0.1	0.2
18.	Sectoral Total	100.7	99.4	98.8	99.7	100.9
19.	Financial intermediation services indirectly measured	9.2	8.2	7.4	7.8	9.4
20.	Taxes-Subsidies	8.5	8.8	8.6	8.1	8.4
21.	GDP (In purchasers’ value)	100.0	100.0	100.0	100.0	100.0

Source: TURKSTAT

•	For the month of March 2013, CPI increased by 0.66% and PPI increased by 0.81% as compared to the previous month.

•

The Republic’s annual CPI and PPI increased by 7.29% and 2.30%, respectively, in March 2013 as compared to the same month of the previous year. The Republic’s CPI and PPI were 6.16% and 2.45%, respectively, in the year 2012.

•	The Central Bank set the annual inflation target rates for 2013 at 5%. The following table sets forth the quarterly inflation path and uncertainty band for 2012:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2012:

	March	June	September	December
Uncertainty Band (Upper Limit)	7.0	7.0	7.0	7.0
Path Consistent with the Target	5.0	5.0	5.0	5.0
Uncertainty Band (Lower Limit)	3.0	3.0	3.0	3.0

Source: Central Bank

•	On April 5, 2013, the Central Bank foreign exchange buying rate for U.S. dollars was TL1.8007 per U.S. dollar, compared to an exchange buying rate of TL1.7864 per U.S. dollar on April 5, 2012.

•	On March 20, 2013, the Government offered an interest rate of 6.17% for its 22-month Government Bond, compared to an interest rate of 9.41% for its 24-month Government Bond on March 7, 2012.

•	The industrial production index increased by 4.4% in February 2013 compared to February 2012 (year on year).

•	The following table indicates unemployment figures for 2012:

2012	Unemployment rate	Number of unemployed
January	10.2%	2,664,000
February	10.4%	2,721,000
March	9.9%	2,615,000
April	9%	2,425,000
May	8.2%	2,272,000
June	8.0%	2,226,000
July	9.9%	2,615,000
August	8.8%	2,445,000
September	9.1%	2,539,000
October	9.1%	2,541,000
November	9.4%	2,630,000
December	10.1%	2,790,000
2012	9.2%	2,518,000

Source: TURKSTAT

•

On December 27, 2012, the Government announced that the minimum wage for both private and public sector workers will increase by 4.1% in the first half of 2013 and by an additional 4.4% in the second half of 2013.

•

As of April 8, 2013, the one-week repo auction rate of the Central Bank was 5.5%, the Central Bank overnight borrowing interest rate was 4.50% and the Central Bank overnight lending interest rate was 7.5%. The Central Bank’s Monetary Policy Committee (the “MPC”) noted on March 26, 2013 that recent data suggests that domestic and external demand are evolving in line with expectations. The MPC also noted that domestic demand follows a healthy recovery while exports remain relatively strong despite weak global activity and the current account deficit is expected to increase somewhat in the forthcoming period following the revival in domestic demand. However, the current policy framework is expected to contain the widening in the current account deficit according to the MPC.

Tourism

In February 2013, the number of foreign visitors visiting the Republic increased by approximately 27.15% to 1,268,440 as compared to the same month of 2012. According to the balance of payments presentation, tourism revenues increased by 1.83% in 2012 compared to 2011.

Foreign Trade and Balance of Payments

In January 2013, the trade balance (according to the balance of payments presentation) posted a deficit of $5.881 billion as compared to a deficit of $5.888 billion in the same period in 2012. In February 2013, total goods imported (c.i.f.)1, including gold imports, increased by 9.0% to approximately $19.394 billion, as compared to approximately $17.787 billion during the same period in 2012. In February 2013, the import of capital goods, which are used in the production of physical capital, increased by approximately 9.4% over the same period in 2012; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by approximately 7.9% over the same period in 2012 and consumption goods increased by approximately 8.7% over the same period of 2012. In February 2013, total goods exported (f.o.b.)2, increased by 5.8% to approximately $12.435 billion, as compared to approximately

[1]	c.i.f. means cost, insurance and freight; when a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.
[2]	f.o.b. means free on board; when a price is quoted f.o.b., it means that the selling price includes the cost of the goods, but not the freight or transport costs and the cost of marine insurance. F.o.b. is an international commerce term.

$11.748 billion during the same period of 2012. In January 2013, the current account produced a deficit of approximately $5.632 billion, as compared to a deficit of approximately $5.731 billion in the same period of 2012. According to the Medium Term Program for the 2011-2013 period, the current account deficit was projected to be $71.7 billion in 2011 and $65.4 in 2012. In January-December 2011, the current account deficit was $75.09 billion. In January-December 2012, the current account deficit was $46.94 billion.

As of January 18, 2013, total gross international reserves of the Central Bank were approximately $123.324 billion (compared to $86.422 billion as of January 27, 2012), gold reserves were approximately $19.793 billion (compared to $10.095 billion as of January 27, 2012) and the Central Bank gross foreign exchange reserves were approximately $103.531 billion (compared to approximately $76.327 billion as of January 27, 2012).

As of January 18, 2013, the Central Bank held approximately TL7.429 billion in public sector deposits.

Public Finance and Budget

•

During January-February 2013 period, the central government consolidated budget expenditures were approximately TL64.9 billion and central government consolidated budget revenues were approximately TL69.4 billion, compared to a central government consolidated budget expenditure of approximately TL56.5 billion and a consolidated budget revenue of TL55.6 billion during the same period in 2012.

•

During January-February 2013 period, the central government consolidated budget surplus was approximately TL4.49 million, compared to a central government consolidated budget deficit of TL0.9 million during the same period in 2012.

•

During January-February 2013 period, the central government consolidated budget primary surplus reached approximately TL14.7 billion, compared to the central government consolidated budget primary surplus of TL13.1 billion during the same period in 2012.

•

In February 2013, the central government consolidated budget expenditures were approximately TL33.94 billion and central government consolidated budget revenues were approximately TL32.50 billion, compared to a central government consolidated budget expenditure of approximately TL30.15 billion and a consolidated central government budget revenue of TL27.52 billion during the same period in 2012.

•

In February 2013, the central government consolidated budget deficit was approximately TL1,447 million, compared to a central government consolidated budget deficit of TL2,640 million during the same period in 2012.

•

In February 2013, the central government consolidated budget primary surplus reached approximately TL3.5 billion, compared to the central government consolidated budget primary surplus of TL5.9 billion during the same period in 2012.

•	The following table sets forth the details of the central government budget for the first two months of 2013 and February 2013.

Central Government Budget (Thousand TL)	January – February 2013 (cumulative)	February 2013
Expenditures	64,880,613	33,947,771
1-Excluding Interest	54,661,672	28,951,219
Personnel	17,559,911	7,674,103
Social Security Contributions	2,978,727	1,282,121
Purchase of Goods and Services	3,181,517	2,067,490
Current Transfers	26,010,237	14,804,629
Capital Expenditures	2,730,425	2,418,729
Capital Transfers	143,863	140,791
Lending	2,056,992	563,356
Contingencies	0	0
2-Interest	10,218,941	4,996,552
Revenues	69,372,384	32,500,374
1-General Budget Revenues	67,086,802	31,016,587
Taxes	56,028,034	27,582,270
Property Income	1,083,777	421,284
Grants and Aids and Special Revenues	340,162	202,291
Interest, Shares and Fines	4,893,854	2,294,603
Capital Revenues	4,721,637	509,400
Receivable Collections	19,338	6,739
2-Special Budget Institutions	1,195,046	667,463
3-Regularity & Supervisory Institutions	1,090,536	816,324
Budget Balance	4,491,771	-1,447,397

Primary Balance	14,710,712	3,549,155

Source: Ministry of Finance

On October 9, 2012, the Government announced a medium term program that covers the period between 2013 and 2015 (the “2013 Medium Term Program”). Under this framework, targets for medium term macroeconomic indicators (for example, GDP growth rates, unemployment rates, current account deficit to GDP, and central government budget deficit to GDP) were announced. Under the 2013 Medium Term Program, the Government announced that GDP is expected to grow by 4.0% in 2013, 5.0% in 2014 and 5.0% in 2015. The primary surplus to GDP ratio is expected to reach 1.2% by 2013, 1.1% by 2014, and 1.2% by 2015. In addition, the central government budget deficit to GDP ratio is expected to be 2.2% in 2013, 2.0% in 2014 and 1.8% in 2015. The current account deficit to GDP ratio is expected to be 7.1% in 2013, 6.9% in 2014 and 6.5% in 2015. The Government also indicated that the unemployment rate is expected to decline to 8.7% in 2015.

Privatization

The Government’s plans for privatization include, among others, the remaining shares of Turk Telekom A.S. (“Turk Telekom”), Turk Hava Yollari A.O. (“Turkish Airlines”), Cyprus Turkish Tobacco Processing Industry Ltd., sugar factories, electricity generators/distributors, Baskent Dogalgaz Dağitim AŞ., bridges and ports, toll roads, Halkbank, Ziraat Bank and the national lottery.

On January 25, 2012, the Privatization Administration announced the sale of 20% of the shares of Kayseri ve Civari Elektrik T.AŞ. On April 6, 2012, Yonca Enerji Yatirim Danişmanlik submitted the highest bid at $16,050,000. On September 21, 2012, the sale process was completed.

On August 6, 2012, the Privatization Administration announced the tenders for the privatization of Akdeniz Elektrik Dağitim AŞ., Boğaziçi Elektrik Dağitim AŞ. and Gediz Elektrik Dağitim AŞ. Bidding was expected to close on November 6, 2012, November 13, 2012 and November 20, 2012, respectively. The deadline for submitting bids on the Boğaziçi Elektrik Dağitim AŞ. and Gediz Elektrik Dağitim AŞ. tender were extended to November 27, 2012 and to December 4, 2012, respectively. Seven bids were delivered for the tender of Boğaziçi

Elektrik Dağitim AŞ. with Cengiz Kolin Limak Ortak Girişim Grubu submitting the highest bid at $1.9 billion. Four bids were received for the tender of Akdeniz Elektrik Dağitim AŞ., with Cengiz Kolin Limak Ortak Girişim Grubu submitting the highest bid at $546,000,000. Seven bids were received for the tender of Gediz Elektrik Dagitim A.S. with Elsan-Tumas-Karacay Ortak Girisim Grubu submitting the highest bid at $1.2 billion. On March 7, 2013 the Privatization High Council approved these privatizations and the completion of the sale agreements for each privatization is in process. On December 18, 2012, the Privatization Administration announced the tender for the privatization of İstanbul Anadolu Yakasi Elektrik Dağitim AŞ., Toroslar Elektrik Dağitim AŞ., Dicle Elektrik Dağitim AŞ., Vangölü Elektrik Dağitim AŞ. Bidding closed on February 19, 2013 and six, nine, six, and five bids were received for such entities, respectively. On March 15, 2013 the highest bid for İstanbul Anadolu Yakasi Elektrik Dağitim A.Ş was submitted by Enerjisa Elektrik Dağitim AŞ. for $1.2 million, the highest bid for Toroslar Elektrik Dağitim AŞ. was submitted by Enerjisa Elektrik Dağitim AŞ. for $1.75 million, the highest bid for Dicle Elektrik Dağitim was submitted by İşkaya Doğu Ortak Girişim Grubu AŞ. for $0.3 million and the highest bid for Vangölü Elektrik Dağitim AŞ. was submitted by Türkerler İnşaat Turizm Madencilik Enerji Üretim Ticaret ve Sanayi AŞ. for $0.1 million. Following the evaluation of the tender commission, the Privatization High Council will make a final decision on these privatizations.

On September 13, 2012, the Privatization Administration announced the tender for the privatization of Başkent Doğalgaz Dağitim AŞ. through a block sale of sales. The deadline for submitting bids is January 18, 2013. Among the six bids received, Torunlar Gida Sanayi ve Ticaret A.Ş submitted the highest bid at $1.1 billion. The sale was approved by the Privatization High Council on March 14, 2013 and the completion of the sale agreement for such privatization is in process.

During November 14-16, 2012, the Privatization Administration announced the secondary public offering of 23.92% of the Halkbank shares. In January 2013, approximately TL4.5 billion revenue was received from the offering.

On December 17, 2012, the Privatization Administration announced that a consortium of Koç Holding, Gözde Girişim and Malaysia’s UEM Group Berhad won the tender for the privatization of certain toll roads and bridges with a bid of $5.72 billion. The privatization includes Edirne-İstanbul-Ankara Motorway, the Pozanti-Tarsus-Mersin Motorway, the Tarsus-Adana-Gaziantep Motorway, the Toprakkale-İskenderun Motorway, the Gaziantep-Şanliurfa Motorway, the İzmir-Çeşme Motorway, the İzmir-Aydin Motorway, the İzmir and Ankara Ring Motorway, the Bosphorus Bridge and the Fatih Sultan Mehmet Bridge and the Ring Motorway, along with their respective connecting roads and service facilities, maintenance and operating facilities, fee collection centers and the other production and services facilities and other assets located on such motorways, as well as the construction, maintenance, repairs and operation of these motorways and bridges. These motorways and bridges are expected to be privatized through a transfer of operational rights over a period of 25 years. On February 22, 2012, the Privatization Administration cancelled the tender for the privatization of toll roads and bridges over the Bosphorus.

Banking System

There have not been any bank takeovers during the recent global financial and economic crisis. The most recent takeover occurred on July 3, 2003 and involved Türkiye Imar Bankasi TAŞ. As of April 8, 2013, the SDIF has taken over 25 private banks since 1994.

Turkey has a relatively strong, well capitalized and profitable banking system. The banking system in Turkey had a capital adequacy ratio3 of 17.64% and a relatively low non-performing loan ratio4 of 2.95% as of February 2013. As of April 8, 2013, the reserve requirement ratios (the “RRRs” and each, an “RRR”) for FX demand deposits, notice deposits and personal current accounts and FX deposits/participation accounts were 12.5% for maturities less than 1 year and 9% for maturities of 1 year and more. In addition, the RRR for other FX liabilities up to 1-year maturity (including 1-year) were 12.5%, for FX liabilities up to 3-year maturity (including 3-year) were 10.5% and for other FX liabilities longer than 3-year maturity were 6%. As of April 8, 2013, the RRRs for Turkish Lira deposits/participation accounts were between 5% and 11.5% depending on maturity. Furthermore, RRRs were 11.5% for Turkish Lira demand deposits, deposits at notice and personal current accounts.

[3]	Regulatory capital/Total risk weighted items
[4]	Gross non-performing loans/Total cash loans

On August 3, 2012, the Central Bank announced certain technical amendments to the Communiqué on Reserve Requirements no. 2005/1 relating to operational processes with respect to reserve requirements. These amendments stipulate that, as is the case with FX reserve requirements, the Turkish lira equivalent of FX reserves maintained for Turkish lira reserve requirements will be calculated by using the exchange rates announced in the Official Gazette on the calculation date; the US dollar reserves held by the Central Bank to maintain Turkish lira reserve requirements will not be less than 50% of total FX reserves; and the carryover limit will be 5%. On September 11, 2012, the Central Bank announced that in order to maintain required reserves consistent with the composition of foreign currency liabilities, banks must maintain their required reserves against their US dollar-denominated liabilities in US dollars only.

In order to narrow the cost differential of maintaining Turkish lira reserve requirements in Turkish lira or in FX, and to enable banks to fully benefit from the new facility to meet their liquidity needs, the upper limit for FX reserves that may be held to maintain Turkish lira reserve requirements, which was raised several times in 2011 and 2012, was raised once again. Effective as of August 17, 2012, the upper limit for FX reserves was raised from 55% to 60%, and the reserve requirement for the additional 5% is maintained in USD and/or euro, and multiplied by a reserve option coefficient of “2”.

The upper limit for gold reserves that may be held to maintain Turkish lira reserve requirements has been raised from 25% to 30%, where the 5% additional tranche will be multiplied by a reserve option coefficient (“ROC”) of “2”. On November 20, 2012, with a view to supporting financial stability in the light of the latest developments in global markets, the ROCs for all tranches of FX reserves (except for the first tranche of 40%) and for all tranches of gold reserves have been raised by “0.1” and “0.2” points, respectively, effective as of the calculation period dated November 23, 2012 for FX reserves and December 7, 2012 for gold reserves; and with maintenance periods beginning on December 7, 2012 and December 21, 2012, respectively. On December 18, 2012, the ROC for all tranches of Turkish Lira reserves held in gold was raised by “0.1” point. Moreover, on January 22, 2013, the ROC for all tranches of Turkish Lira reserves held in gold was raised by “0.1” point. On March 26, 2013 to support financial stability, the Central Bank announced that effective as of the calculation period dated March 29, 2013 and with a maintenance period beginning April 12, 2013, an additional tranche has been added to the existing tranches of FX reserves and gold reserves (with the upper limit unchanged) and the ROCs for all tranches of FX reserves and gold reserves (except for the first tranche) have been raised by “0.1” point. The below table compares the prior ROC to the ROC as of March 29, 2013:

FX Facility Tranches (%)	Prior ROC	New ROC
0-35	1.4	1.4
35-40	1.4	1.5
40-45	1.8	1.9
45-50	2.1	2.2
50-55	2.3	2.4
55-60	2.4	2.5

Gold Facility Tranches (%)	Prior ROC	New ROC
0-15	1.4	1.4
15-20	1.4	1.5
20-25	1.9	2.0
25-30	2.4	2.5

Source: Central Bank

Debt

The Central Government’s total domestic debt stock was approximately TL390.8 billion as of the end of February 2013, compared to approximately TL377.0 billion as of February 2012. In February 2013, the average maturity of Turkey’s domestic borrowing was 68.3 months, compared to 62.5 months in February 2012. The average annual interest rate on domestic borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 6.2% in February 2013, compared to 9.4% in February 2012.

On October 31, 2012, the Turkish Treasury announced the Financing Program for 2013. This program was prepared based on the 2013 Medium Term Program and Central Government budget projections. According to the 2013 financing program, the Republic expects to repay (including principal and interest) a total of approximately TL188.6 billion of debt in 2013, of which approximately TL172.1 billion is domestic debt and approximately TL16.5 billion is external debt. As of February 2013, approximately TL28.2 billion in domestic debt and $5.5 billion in external debt has been repaid. The total borrowing target for the Republic in 2013 is approximately TL164.3 billion, of which approximately TL150.6 billion would consist of domestic borrowing and approximately TL13.7 billion would consist of external borrowings. Other sources of funds in 2013 consist of cash primary surplus, revenues from privatization, revenues from land sales, Savings Deposit Insurance Fund transfers, receipts from on-lent and guaranteed debt and use of cash accounts.

The total gross outstanding external debt of the Republic was approximately $336.863 billion (at then-current exchange rates) at the end of the fourth quarter of 2012. The table below summarizes the gross external debt profile of the Republic.

Gross External Debt Profile (Million $)	2011	2012 Q1	2012 Q2	2012 Q3	2012 Q4
GROSS EXTERNAL DEBT	304,207	316,278	321,120	325,402	336,863
SHORT TERM	81,996	88,378	96,620	98,184	100,951
Public Sector	7,013	10,683	12,772	9,762	11,040
Central Bank	1,282	1,287	1,171	1,117	1,082
Private Sector	73,701	76,408	82,677	87,305	88,829
LONG TERM	222,211	227,900	224,500	227,218	235,912
Public Sector	87,293	90,509	90,032	91,370	92,077
Central Bank	8,589	8,587	7,732	6,946	6,642
Private Sector	126,329	128,804	126,736	128,902	137,193

Source: Undersecretariat of Treasury

Since January 1, 2012, the Republic has issued the following external debt:

•	$1.5 billion of global notes on January 26, 2012, which mature on September 26, 2022 and have a 6.250% annual interest rate.

•	$1 billion of global notes on February 16, 2012, which mature on September 26, 2022 and have a 6.250% annual interest rate.

•	¥90 billion of Samurai bonds on March 15, 2012 under the Japan Bank for International Cooperation guarantee, which mature on March 15, 2022 and have a 1.470% annual interest rate.

•	$1 billion of global notes on June 26, 2012, which mature on January 14, 2041 and have a 6.000% annual interest rate.

•	$1.5 billion of lease certificates on September 26, 2012, which mature on March 26, 2018 and have a 1.500% annual lease rate (issued through a special purpose vehicle).

•	$1 billion of global notes on December 11, 2012, which mature on January 14, 2041 and have a 6.000% annual interest rate.

•	$1.5 billion of global notes on January 15, 2013, which mature on March 23 , 2023 and have a 3.250% annual interest rate.

•	¥18.4 billion of Samurai bonds on February 6, 2013, which mature on February 7, 2033 and have a 2.68% annual interest rate.

International Relations

On June 11, 2012, the United States issued a waiver to Turkey from its Iran-related sanctions, effective as of June 28, 2012, for a period of six months. The U.S. State Department said that Turkey, among other countries, had sufficiently reduced its purchases of Iranian oil to be awarded the waiver. The waiver was renewed for a further six months on December 7, 2012. Turkey was Iran’s fifth largest customer in 2011, buying around 200,000 barrels of oil per day, which amounted to 30% of its total imports. Turkey is expected to make further reductions in its reliance on Iranian oil in the coming months.

On October 10, 2012, the Progress Report and Enlargement Strategy of the EU Commission for Turkey was published. The Commission expressed appreciation of the on-going political reforms including efforts made with respect to a new constitution, the Third Judicial Reform Package and establishment of the Ombudsman’s office. The Progress Report also mentions that Turkey is a key country for the EU with its dynamic economy, strategic location and important regional role, the significant intensification in political dialogue with the EU on foreign and security policy, continued strong economic growth, Turkey’s functioning market economy, the progress in its ability to take on the obligations of membership in terms of harmonization with the EU acquis, while reiterating the expectation for “the normalization of Turkey’s bilateral relations” with the Greek Cypriot Administration. While the Progress Report also noted that the expansion of the current account deficit and inflationary pressures point to the return of imbalances in the Turkish economy, overall, the “functioning of market mechanisms has remained intact.”

On March 22, 2013, Israeli Prime Minister Benjamin Netanyahu apologized to Prime Minister Erdogan for the 2010 raid on a Turkish civilian aid flotilla. Prime Minister Netanyahu pledged to pay compensation to the victims’ families and to continue to ease restrictions on the movement of civilian goods into Gaza, according to a statement released by Prime Minister Netanyahu’s office. This development is seen as a step to normalize ties between the two countries.